PRESS RELEASE

July 7, 2006

Dundee Corporation Announces Redemption of $150 million 6.70% Unsecured Debentures due September 24, 2007

TORONTO, ONTARIO – (CCNMatthews – July 7, 2006)

Not for distribution to United States newswire services or for dissemination in the United States

Dundee Corporation (TSX:DBC.A) announced today that it will redeem its $150 million 6.70% unsecured debentures which are due September 24, 2007.  The redemption will take place on August 8, 2006 for an aggregate cash redemption price of $157,026,000, or $1,046.84 per $1,000 principal amount of Debentures, which includes principal, premium, and accrued and unpaid interest to but excluding the redemption date.  The redemption price will be funded in part by the proceeds of Dundee Corporation’s recently completed $150 million offering of First Preference Shares, Series 1.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 62% owned subsidiary, Dundee Wealth Management Inc., a company with $49 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank.  Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 26% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

CONTACT INFORMATION

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5565

or

Dundee Corporation

Joanne Ferstman

Chief Financial Officer

(416) 365-5010